Exhibit 2

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS FIRST QUARTER 2011 RESULTS

Toronto (April 28, 2011) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $45.3 million, or $0.27 per share for the first quarter of 2011.  This result includes a non-cash foreign currency translation loss of $14.1 million, or $0.08 per share, stock option expense of $18.5 million, or $0.11 per share, an expense of $3.1 million, or $0.02 per share related to the March 10, 2011 Meadowbank fire, and a gain on sale of investments of $4.4 million, or $0.03 per share.  Excluding these items would result in adjusted net income of $76.5 million, or $0.45 per share.  In the first quarter of 2010, the Company reported net income of $22.3 million, or $0.14 per share.

First quarter 2011 cash provided by operating activities was $171.0 million ($146.9 million before changes in non-cash components of working capital), up from cash provided by operating activities of $74.5 million in the first quarter of 2010 ($92.5 million before changes in non-cash components of working capital).

The higher net income and cash provided by operating activities in 2011 was primarily due to 34% higher gold production and significantly higher metal prices when compared to the first quarter of 2010.

“Thanks to a quick response by the team at Meadowbank, the damage caused by the recent fire was limited and we are already back running at full capacity at the mine”, said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “On the back of record production quarters at our Pinos Altos and Kittila mines, and with the expected commissioning of the permanent secondary crusher at Meadowbank in the third quarter, we expect to have all six of our mines operating at a steady state as we head into the second half of the year.  It is expected that gold production in the second half of this year should be approximately 20 percent higher than in the first half of 2011”, added Mr. Boyd.

First quarter highlights include:

•                 Record Quarterly Gold Output at Kittila — record quarterly recovery of 86.4%,  and gold production of 40,317 ounces

•                 Record Operating Quarter at Pinos Altos — record quarterly gold production of 48,001 ounces at total cash costs of $312 per ounce(1).  Commercial production declared at Creston Mascota at March 1, 2011

•                 Strong Cash Generation — record quarterly cash provided by operating activities of $171 million, or $1.01 per share

(1)  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see Note 1 to the financial statements.  See also “Note Regarding Certain Measures of Performance”.

•                 Gold Mineralization Extended at Kittila, Goldex, Lapa and Meliadine — details in today’s separate exploration news release

Payable gold production(2) in the first quarter of 2011 was 252,362 ounces compared to 188,232 ounces in the first quarter of 2010.  A description of the production and cost performance for each mine is set out further below.

The higher level of production in the 2011 period was largely due to production at the Meadowbank mine, which achieved commercial production in March 2010 and therefore only contributed one month to the first quarter total last year.  The increase in gold production in 2011 was in spite of the fire which destroyed the Meadowbank kitchen complex and also in spite of unusually severe winter conditions.  These factors negatively impacted production and costs, as disclosed in the Company’s news releases of March 10 and March 28, 2011.

Total cash costs for the first quarter of 2011 were $531 per ounce.  This compares with $441 per ounce in the first quarter of 2010. The higher cost in 2011 was largely attributable to the issues at Meadowbank which more than offset the positive impact of higher byproduct metals prices.

First Quarter 2011 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Friday, April 29, 2011 at 8:30 AM (E.D.T.) to discuss financial results and provide an update of the Company’s exploration and development activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3416 or Toll-free 800-814-4859.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 877-289-8525, access code 4428706#.

The conference call replay will expire on May 29, 2011.

The webcast along with presentation slides will be archived for 180 days on the website.

Cash Position Remains Strong

Cash and cash equivalents increased to $114.8 million at March 31, 2011, up slightly from the December 31, 2010 balance of $104.6 million, as higher cash flows in 2011 allowed the full repayment of the Company’s bank facilities.

(2)  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

Capital expenditures in the first quarter of 2011 were $96.8 million, including $22.9 million at Kittila, $20.3 million at Meadowbank, $19.7 million at LaRonde, $15.9 million at Pinos Altos, $11.9 million on Goldex and $5.0 million at Lapa.

With its current cash balances, anticipated cash flows and available bank lines, management believes that Agnico-Eagle remains fully funded for the development and exploration of its current pipeline of gold projects in Canada, Finland, Mexico and the USA.

Available bank lines as of March 31, 2011 were approximately $1.2 billion.

LaRonde Mine — Strong Cash Flow Generation Continues

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Overall, proven and probable gold reserves at LaRonde contain approximately 4.8 million ounces from 34.7 million tonnes grading 4.3 grams per tonne (“g/t”).

The LaRonde mill processed an average of 6,498 tonnes per day (“tpd”) in the first quarter of 2011, compared with an average of 7,372 tpd in the corresponding period of 2010.  The lower throughput was largely due to the scheduling of a number of small stopes in the upper levels of the mine which cannot be mined as efficiently as larger mining blocks.  LaRonde’s throughput is expected to be back to normal levels (approximately 7,000 tpd) in the second quarter of 2011.

Minesite costs per tonne(3) were approximately C$86 in the first quarter of 2011.  These costs are higher than the C$71 per tonne experienced in the first quarter of 2010.  The increase is largely due to the 12% lower throughput in 2011, as discussed above.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were minus $12 in the first quarter of 2011 on production of 36,893 ounces of gold.  This compares with the first quarter of 2010 when total cash costs per ounce were $167 on production of 45,036 ounces of gold.  The decrease in total cash costs is largely due to significantly higher byproduct metal prices which more than offset lower byproduct metal production.  The lower gold production in the 2011 period is largely related to planned mining of lower grade areas for much of the year and also due to lower first quarter throughput, as discussed above.

Gold production in 2011 at LaRonde is expected to be approximately 157,000 ounces as the gold grade of the stopes scheduled to be mined increases late in the year, when the deeper, higher grade, gold ore is planned to be accessed via the new internal shaft of the LaRonde Extension.  However, considering currently high byproduct metals prices, the mine may be able to continue to extract some lower grade zinc and silver ores which were previously uneconomic.  This could extend the mine’s life and benefit the total cash cost per ounce.

Post-2011, LaRonde is expected to ramp up to an average life of mine production of 338,000 ounces of gold per year, reflecting the higher gold grades at depth.

(3)  Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

The exploration focus at LaRonde continues to be on defining potential open pit material at Bousquet Zone 5 and underground resources at Ellison (on the boundary of Iamgold Corporation’s Westwood deposit).  Updates on these areas are expected later in the year.

Goldex Mine — Low Cost Underground Mine

The 100% owned Goldex mine in northwestern Quebec began operation in 2008.  Proven and probable gold reserves total 1.6 million ounces from 27.8 million tonnes grading 1.8 g/t.

The Goldex mill processed an average of 7,950 tpd in the first quarter of 2011.  During the first quarter of 2010, the plant processed 7,410 tpd.  The mill has now demonstrated that it can sustain approximately 8,000 tonnes per day following the installation of a permanent secondary crusher and additional tailings pump capacity in the first quarter of 2010.

Minesite costs per tonne at Goldex were approximately C$23 in the first quarter of 2011, essentially unchanged from C$24 in the first quarter of 2010.

Payable gold production in the first quarter of 2011 was 38,500 ounces at total cash costs per ounce of $431.  This compares to first quarter 2010 gold production of 42,269 ounces at total cash costs per ounce of $375.  The decrease in gold production is due to the mining of lower grade material during the 2011 period which also negatively impacted the mill recovery and total cash costs per ounce.

Gold production for 2011 is expected to be approximately 183,500 ounces.

Construction of a new exploration ramp has been approved to explore the deeper D Zone at Goldex (approximately 150 metres below the GEZ Zone which is currently being mined).  Total expenditure for the ramp and associated drilling is expected to be approximately $2 million in 2011, over and above the previously approved $6 million exploration budget for the mine.

Recent drilling has continued to intersect the D Zone.  These thick intersections suggest further expansion of this zone.  The latest drill results are discussed in today’s separate exploration press release.

Kittila Mine — Record Quarter

The 100% owned Kittila mine in northern Finland achieved commercial production in May 2009.  Proven and probable gold reserves total approximately 4.9 million ounces from 32.7 million tonnes grading 4.6 g/t.

The Kittila mill processed an average of 2,911 tpd in the first quarter of 2011, close to its 3,000 tpd design rate.  In the first quarter of 2010, the Kittila mill processed 2,419 tpd.

Gold recoveries in the first quarter of 2011 were a quarterly record of 86.4%, sustainably exceeding the design rate of 83% for the first time.  This compares with the first quarter of 2010 when the recoveries were approximately 71%.  This improvement in mill recovery was largely due to a change in the process which resulted in the ability to lower the chloride levels in the concentrate feed to the autoclave.

Minesite costs per tonne at Kittila were approximately €75 in the first quarter of 2011, compared to €64 in the first quarter of 2010.  The increase in minesite costs was largely due to ore re-handling (blending), high contractor costs associated with blast hole charging, higher than expected energy consumption due to unusually severe winter conditions and much higher fuel costs.

Now that the mine is operating at steady state, the focus going forward will be on reducing the unit costs.  The Company expects to transition to self-mining on surface and underground during 2011 which is expected to contribute to reduced costs.

First quarter 2011 gold production at Kittila was a record 40,317 ounces with a total cash cost per ounce of $687.  In the first quarter of 2010 the mine produced 24,547 ounces at total cash costs per ounce of $735.  The higher production and lower costs were largely the result of improved throughput and higher grades in the first quarter of 2011.

Gold production in 2011 is expected to be approximately 147,100 ounces.

A study is underway examining the possibility of increasing the production rate at Kittila.  The study is expected to be reviewed in the fourth quarter of 2011.

Exploration drilling at Kittila has continued to extend the Suuri and Roura zones at depth and to the north.  As the Company gains better access to these areas late in the year via a  ramp, it is expected that the rate of growth of these zones will increase.  Further details on the most recent drill holes are included in today’s separate news release.

Lapa — Record Quarterly Throughput

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.  Proven and probable gold reserves total approximately 0.7 million ounces from 2.8 million tonnes grading 7.4 g/t.

The Lapa circuit, at the LaRonde mill, processed an average of 1,581 tpd, a quarterly record, in the first quarter of 2011.  This compares with an average of 1,432 tonnes per day in the first quarter of 2010 as Lapa has successfully achieved its design rate of 1,500 tpd.

Minesite costs per tonne were C$117 in the first quarter of 2011, compared to C$123 in the first quarter of 2010.  The lower cost is largely due to the increased throughput, as discussed above.

Payable production in the first quarter of 2011 was 26,914 ounces of gold at total cash costs per ounce of $630.  This compares with the first quarter of 2010, when production was 31,553 ounces of gold at total cash cost per ounce of $489.  The decrease in gold production and increase in costs is largely due to a 27% decrease in grade and also due to an unscheduled five day shutdown in the mill for maintenance of grinding and ore storage.  The lower grade was largely due to stope sequencing and lower grades in the 2011 mine model.  The lower grades in the model reflect a higher gold price and therefore a lower cut off grade for reserves (reserve grade dropped to 7.4 g/t for 2011 versus 8.2 g/t for 2010).

Payable production in 2011 is expected to be approximately 125,000 ounces of gold.

During 2011, an exploration drift will facilitate drilling along the trend to the east and at depth.  These areas have not previously been explored.  The drilling is intended to investigate the possibility of extending the mine life.  The most recent drill results are presented in today’s separate exploration news release.

Pinos Altos — Record Gold Production at Low Costs

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.  Proven and probable reserves, including the stand-alone, heap leach, Creston Mascota mine, total 3.3 million ounces of gold and 92.0 million ounces of silver from 44.2 million tonnes grading 2.3 g/t gold and 64.8 g/t silver.

The Pinos Altos mill processed an average of 4,475 tpd in the first quarter of 2011.  This compares favourably with 2,584 tonnes per day in the first quarter of 2010, its first full quarter of commercial production.  The mill is now routinely performing at process rates above the initial design capacity of 4,000 tpd.

Minesite costs per tonne were $28 in the first quarter of 2011, compared to $32 in the first quarter of 2010.  The lower costs in 2011 are a result of the inclusion of the new Creston Mascota heap leach mine where minesite costs per tonne are much lower.  The drop in costs was partly offset by the higher proportion of ore from the relatively higher cost underground mine (about 60% of the mill feed during the first quarter of 2011 compared to 100% from open pit during the first quarter of 2010).

Payable production in the first quarter of 2011 was a record 48,001 ounces of gold at total cash costs per ounce of $312, including the satellite Creston Mascota operation.  This compares with production of 26,228 ounces at a total cash cost of $405 in the first quarter of 2010.

The first gold production from Creston Mascota occurred during the fourth quarter of 2010.  In the first quarter of 2011, payable gold production from this heap leach operation was 4,561 ounces (included in the Pinos Altos total above).  Commercial production at Creston Mascota was achieved on March 1, 2011.

Payable production in 2011 (including Creston Mascota) is expected to be 199,000 ounces of gold and approximately 2.2 million ounces of silver.

Due to the improved mill capacity and the increased underground ore reserve tonnage at Pinos Altos, the Company is evaluating alternatives with respect to increasing the underground mine capacity either through an additional production ramp or a production shaft.    The study is expected to be completed near the end of 2011.

Exploration at Pinos Altos in 2011 is focusing on the Cerro Colorado zone (adjacent to the main Santo Nino zone, to the west), the satellite Creston Mascota, Cubiro and Bravo zones, and the Reyna de la Plata zone (parallel zone, north of Santo Nino).   Further details of the exploration program at Pinos Altos will be available later this year.

Meadowbank — Back at Full Production Rates Following Fire

The 100% owned Meadowbank mine is located in Nunavut, northern Canada.  Proven and probable gold reserves total 3.5 million ounces from 34.1 million tonnes grading 3.2 g/t.  An additional 9.1 million tonnes grading 1.0 g/t (or 0.3 million ounces) of indicated gold resources are within the currently contemplated pit limits.

The Meadowbank mill processed an average of 6,985 tpd in the first quarter of 2011.  No comparable period exists as the mine achieved commercial production in March 2010.

Minesite costs per tonne were C$93 in the first quarter.  With commercial production achieved in March 2010, there is no complete comparable period in 2010.  These costs were higher than the C$82 per tonne which is expected in 2011.  The higher costs so far in 2011 are largely due to lower than planned throughput in the mill (approximately 14% lower than budget in the first quarter) largely due to the disruption caused by the fire of March 10, 2011 and unusually severe winter conditions.

The March 10 fire resulted in an expense of $3.1 million in the first quarter of 2011.  The Company maintains various insurance policies that are expected to largely offset the associated costs going forward as claims are settled.

Payable production in the first quarter of 2011 was 61,737 ounces of gold at total cash costs per ounce of gold of $943.  These costs are expected to decline dramatically in 2011 as throughput improves with the return of the full workforce in April 2011, and the commissioning of the permanent secondary crushing facility in the third quarter of 2011.  The design rate of 8,500 tpd is expected to be achieved on a steady state basis at that time.

Payable production in 2011 is expected to be approximately 310,000 ounces of gold at total cash costs of approximately $700 per ounce as updated in the Company’s March 28, 2011 news release.  Previous guidance was for production of 360,000 ounces of gold at total cash costs per ounce of $600.

Meliadine — Initial Gold Reserve Established, Gold Zones Expanding

In July 2010, Agnico-Eagle completed the acquisition of the Meliadine project near Rankin Inlet, Nunavut.

The Company’s initial reserve estimate is 2.6 million ounces of gold in probable reserves from 9.5 million tonnes grading 8.5 g/t.  It is expected that this reserve will continue to grow significantly as the large gold resource is drilled extensively.  Approximately $65 million is expected to be spent on Meliadine exploration and related infrastructure in 2011.

In addition to the initial gold reserve, the Meliadine project contains indicated gold resource of 8.8 million tonnes grading 5.2 g/t (or 1.5 million ounces).  It also includes inferred gold resources of 11.8 million tonnes grading 6.9 g/t (or 2.6 million ounces).

Based on the exploration success and the growth in the deposit since it was acquired, the Company is evaluating the possibility of accelerating underground ramp development at Meliadine to facilitate further exploration and the eventual development of the growing deposit.  The ramp study, and a reserve and resource update, are expected to be completed in the third quarter of 2011.

It is anticipated that the Board will consider a production decision in 2013, contingent on receiving all required permits.

Recent drilling has extended the Wesmeg zone (approximately 400 metres south of the main Tiriganiaq zone) at Meliadine.   Drilling through March has confirmed the continuity of Wesmeg and extended it to the west. The deposit consists of a North Trend and a South Trend, each more than a kilometre long.  Wesmeg is open at depth and in all directions and would likely be mined via open pit methods.  Further detail is available in today’s separate exploration news release.

Depreciation Guidance

Agnico-Eagle expects 2011 amortization on its income statement to amount to $200 to $250 per reserve ounce.  This amount was approximately $195 in 2010 and $151 in 2009.

Please see the Supplemental Data section of the Financial and Operating Database on the Company’s website for the adjusted plant, property and mine development totals by mine at December 31, 2010.

Pinos Altos Tour

Agnico-Eagle will be hosting a trip for equity analysts and buy-side investors on May 19, 2011 to Pinos Altos in northern Mexico.  A charter plane will depart Toronto in the afternoon of May 18.  After overnight in Chihuahua, small planes will take participants to site and back on May 19, with return to Toronto that evening.  Interested parties should contact Adriana Trlin at atrlin@agnico-eagle.com, or 416-947-1212 x3747.  Space is extremely limited.  All presentation materials will also be posted on the Company’s website.

Meadowbank and Meliadine Tour

Agnico-Eagle will be hosting a trip for equity analysts and buy-side investors on June 28, 2011 to Meadowbank.  The tour will include a project review of Meliadine while at the Meadowbank site.  The tour will be a day trip via chartered airplane from Toronto.  Interested parties should contact Adriana Trlin at atrlin@agnico-eagle.com, or 416-947-1212 x3747.  All presentation materials will also be posted on the Company’s website.

Annual General Meeting

Friday April 29, 2011 at 11:00am

Vanity Fair Ballroom

Le Méridien King Edward Hotel

37 King Street East

Toronto, ON M5C 1E9

Dividend Record and Payment Dates for the Remainder of 2011

Record Date	Payment Date
June 1	June 15
September 1	September 15
December 1	December 15

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

DividendReinvestmentPlan

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has paid a cash dividend for 29 consecutive years.  www.agnico-eagle.com

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis, Unaudited)

	Three months ended March 31,
	2011	2010
Gross mine profit (exclusive of amortization shown below) (Note 1)
LaRonde	$48,983	$45,387
Goldex	40,333	26,423
Lapa	19,178	21,273
Kittila	27,831	11,470
Pinos Altos (Note 2)	47,259	12,631
Meadowbank	29,917	2,171
Total gross mine profit	213,501	119,355
Amortization	61,929	30,503
Corporate	74,210	47,578
Income before tax	77,362	41,274
Tax provision	32,098	18,942
Net earnings	$45,264	$22,332
Net earnings per share	$0.27	$0.14
Operating cash flow	$171,043	$74,491
Realized price per sales volume (US$):
Gold (per ounce)	$1,400	$1,111
Silver (per ounce)	$36.10	$17.87
Zinc (per tonne)	$2,509	$2,235
Copper (per tonne)	$10,027	$7,288
Payable production:
Gold (ounces)
LaRonde	36,893	45,036
Goldex	38,500	42,269
Lapa	26,914	31,553
Kittila	40,317	24,547
Pinos Altos (Note 2)	48,001	26,228
Meadowbank	61,737	18,599
Total gold (ounces)	252,362	188,232
Silver (000s ounces)
LaRonde	680	875
Pinos Altos	406	222
Meadowbank	13	2
Total silver (000s ounces)	1,099	1,099
Zinc (tonnes)	11,941	14,224
Copper (tonnes)	817	1,052
Payable metal sold:
Gold (ounces — LaRonde)	37,459	45,240
Gold (ounces — Goldex)	41,895	37,863
Gold (ounces — Lapa)	25,776	34,193
Gold (ounces — Kittila)	40,698	30,674
Gold (ounces — Pinos Altos) (Note 2)	45,484	20,965
Gold (ounces — Meadowbank)	61,928	7,103
Total gold (ounces)	253,240	176,038
Silver (000s ounces — LaRonde)	679	775
Silver (000s ounces — Pinos Altos)	409	221
Silver (000s ounces — Meadowbank)	21	—
Total silver (ounces)	1,109	996
Zinc (tonnes)	8,302	14,529
Copper (tonnes)	820	1,047
Total cash costs per ounce of gold (Note 3,4):
LaRonde	$(12)	$167
Goldex	$431	$375
Lapa	$630	$489
Kittila	$687	$735
Pinos Altos (Note 2)	$312	$405
Meadowbank	$943	840
Weighted average total cash costs per ounce	$531	$441

Note 1

Gross mine profit is calculated as total revenues from all metals, by mine, minus total production costs, by mine.

Note 2

Creston Mascota achieved commercial production as of March 1, 2011 and is considered a satellite pit to the Pinos Altos mine.

Note 3

Total cash costs per ounce of gold is calculated net of silver, copper, zinc and other byproduct credits. The weighted average total cash cost per ounce is based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  For reconciliation to production costs, see Note 1 to the financial statements included herein.  See also “Note Regarding Certain Measures of Performance”.

Note 4

Certain measures have been reclassified in prior periods to conform to the current periods’ presentation.  The changes are immaterial in nature.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at March 31, 2011	As at December 31, 2010
ASSETS
Current
Cash and cash equivalents	$114,825	$104,645
Trade receivables	71,566	112,949
Inventories:
Ore stockpiles	63,297	67,764
Concentrates	60,193	50,332
Supplies	160,107	149,647
Other current assets	194,557	188,885
Fair value of derivative assets	2,036	—
Total current assets	666,581	674,222

Other assets	58,396	61,502
Future income and mining tax assets	2,615	—
Goodwill	200,064	200,064
Property, plant and mine development	4,595,545	4,564,563
	$5,523,201	$5,500,351
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$168,504	$170,967
Dividends payable	81,002	108,009
Interest payable	20,513	9,743
Income taxes payable	1,393	14,450
Total current liabilities	271,412	303,169

Long term debt	600,000	650,000

Fair value of derivative financial instruments	—	142

Reclamation provision and other liabilities	151,303	145,536

Future income and mining tax liabilities	759,023	736,054

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 169,017,306 (December 31, 2010 — 168,763,496)	3,090,202	3,078,217
Stock options	95,115	78,554
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	485,529	440,265
Accumulated other comprehensive income	30,593	28,390

Total shareholders’ equity	3,741,463	3,665,450
	$5,523,201	$5,500,351

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2011	2010

REVENUES
Revenues from mining operations	$412,068	$237,583
Interest and sundry income	1,599	827
Gain on sale of available-for-sale securities	4,394	346
	418,061	238,756
COSTS AND EXPENSES
Production	198,567	118,227
Exploration and corporate development	16,978	7,504
Amortization	61,929	30,503
General and administrative	35,152	28,430
Provincial capital tax	—	(587)
Interest	14,008	4,504
Foreign currency loss	14,065	8,901
Income before income, mining and federal capital taxes	77,362	41,274
Income and mining tax expense	32,098	18,942

Net income for the period	$45,264	$22,332

Net income per share — basic	$0.27	$0.14
Net income per share — diluted	$0.26	$0.14

Weighted average number of shares outstanding (in thousands)
Basic	168,853	156,692
Diluted	172,863	159,093

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2011	2010
Operating activities
Net income for the period	45,264	$22,332
Add (deduct) items not affecting cash:
Amortization	61,929	30,503
Future income and mining taxes	8,879	13,095
Gain on sale of available-for-sale securities	(4,394)	(459)
Amortization of deferred costs and other	35,269	27,060
Changes in non-cash working capital balances
Trade receivables	41,383	20,390
Income taxes payable	(13,057)	3,924
Inventories	(16,595)	(25,542)
Other current assets	4,466	(2,686)
Interest payable	10,770	(339)
Accounts payable and accrued liabilities	(2,871)	(13,787)

Cash provided by operating activities	171,043	74,491

Investing activities
Additions to property, plant and mine development	(96,849)	(112,563)
Acquisition, investments and other	4,199	(5,642)

Cash used in investing activities	(92,650)	(118,205)

Financing activities
Dividends paid	(25,820)	(26,830)
Repayment of capital lease and other	(3,053)	(1,539)
Repayment of long term debt	(50,000)	20,000
Sales-leaseback financing	—	3,005
Proceeds from common shares issued	10,031	3,718

Cash provided by (used in) financing activities	(68,842)	(1,646)

Effect of exchange rate changes on cash and cash equivalents	629	(181)

Net increase (decrease) in cash and cash equivalents during the period	10,180	(45,541)
Cash and cash equivalents, beginning of period	104,645	163,593

Cash and cash equivalents, end of period	$114,825	$118,052

Other operating cash flow information:
Interest paid during the period	$3,229	$8,722
Income, mining and capital taxes paid during the period	$35,219	$1,497

Note 1  The following tables provide a reconciliation, on an individual mine basis, of the total cash costs per ounce of gold produced and minesite costs per tonne to production costs as set out the interim consolidated financial statements.  The total cash cost per ounce for the Company is calculated as the weighted average of the total cash cost per ounce at each of the Company’s mines based on the proportion of the Company’s payable ounces produced at a mine.

Total Cash Costs per Ounce of Gold By Mine

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Total Production costs per Consolidated Statements of Income	$198,567	$118,227

Attributable to LaRonde	47,885	45,482
Attributable to Goldex	17,874	13,800
Attributable to Lapa	16,751	16,379
Attributable to Kittila	28,500	23,018
Attributable to Pinos Altos	30,907	13,849
Attributable to Meadowbank	56,650	5,699
Total	$198,567	$118,227

LaRonde

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs	$47,885	$45,482
Adjustments:
Byproduct revenues	(52,979)	(38,391)
Inventory and other adjustment(i)	5,352	763
Non-cash reclamation provision	(700)	(335)
Cash operating costs	(442)	$7,519
Gold production (ounces)	36,893	45,036
Total cash costs (per ounce)(iii)	$(12)	$167

Goldex

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs	$17,874	$13,800
Adjustments:
Byproduct revenues	87	—
Inventory and other adjustment(i)	(1,309)	2,102
Non-cash reclamation provision	(55)	(54)
Cash operating costs	$16,597	$15,848
Gold production (ounces)	38,500	42,269
Total cash costs (per ounce)(iii)	$431	$375

Lapa

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs	$16,751	$16,379
Adjustments:
Byproduct revenues	66	—
Inventory and other adjustment(i)	158	(926)
Non-cash reclamation provision	(15)	(14)
Cash operating costs	$16,960	$15,439
Gold production (ounces)	26,914	31,553
Total cash costs (per ounce)(iii)	$630	$489

Kittila

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs	$28,500	$23,018
Adjustments:
Byproduct revenues	77	(25)
Inventory and other adjustment(i)	(843)	(4,849)
Non-cash reclamation provision	(50)	(99)
Cash operating costs	$27,684	$18,045
Gold production (ounces)	40,317	24,547
Total cash costs (per ounce)(iii)	$687	$735

Pinos Altos (includes Creston Mascota)

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs	$30,907	$13,849
Adjustments:
Byproduct revenues	(15,003)	(3,687)
Inventory and other adjustment(i)	5,697	1,493
Non-cash reclamation provision	(282)	(214)
Stripping costs (capitalized vs expensed) (ii)	(6,325)	(810)
Cash operating costs	$14,994	$10,631
Gold production (ounces)	48,001	26,228
Total cash costs (per ounce)(iii)	$312	$405

Meadowbank

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs	$56,650	$5,699
Adjustments:
Byproduct revenues	(449)	(26)
Inventory and other adjustment(i)	2,426	9,161
Non-cash reclamation provision	(412)	(127)
Cash operating costs	$58,215	$14,707
Gold production (ounces)	61,737	17,515
Total cash costs (per ounce)(iv)	$943	$840

Minesite Cost per Tonne

LaRonde

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs	$47,885	$45,482
Adjustments:
Inventory and other adjustments (iv)	4,517	763
Non-cash reclamation provision	(700)	(335)
Minesite operating costs (US$)	$51,702	$45,910
Minesite operating costs (C$)	$50,357	$47,078
Tonnes of ore milled (000s)	585	664
Minesite cost per tonne (C$) (v)	$86	$71

Goldex

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs	$17,874	$13,800
Adjustments:
Inventory and other adjustments (iv)	(1,161)	2,102
Non-cash reclamation provision	(55)	(54)
Minesite operating costs (US$)	$16,658	$15,848
Minesite operating costs (C$)	$16,327	$16,313
Tonnes of ore milled (000s)	715	667
Minesite cost per tonne (C$) (v)	$23	$24

Lapa

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs	$16,751	$16,379
Adjustments:
Inventory and other adjustments (iv)	306	(926)
Non-cash reclamation provision	(15)	(14)
Minesite operating costs (US$)	$17,042	$15,439
Minesite operating costs (C$)	$16,640	$15,832
Tonnes of ore milled (000s)	142	129
Minesite cost per tonne (C$) (v)	$117	$123

Kittila

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs	$28,500	$23,018
Adjustments:
Inventory and other adjustments (iv)	(843)	(4,849)
Non-cash reclamation provision	(50)	(99)
Minesite operating costs (US$)	$27,607	$18,070
Minesite operating costs (EUR)	€19,710	€13,915
Tonnes of ore milled (000s)	262	218
Minesite cost per tonne (EUR) (v)	€75	€64

Pinos Altos (includes Creston Mascota)

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs	$30,907	$13,849
Adjustments:
Inventory and other adjustments (iv)	5,064	1,493
Non-cash reclamation provision	(282)	(214)
Stripping costs (capitalized vs expensed) (ii)	(6,325)	(810)
Minesite operating costs (US$)	$29,364	$14,318
Tonnes of ore processed (000s)	1,033	450
Minesite cost per tonne (US$) (v)	$28	$32

Meadowbank

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs	$56,650	$5,699
Adjustments:
Inventory and other adjustments (iv)	2,772	9,161
Non-cash reclamation provision	(412)	(127)
Minesite operating costs (US$)	$59,010	$14,733
Minesite operating costs (C$)	$58,242	$15,117
Tonnes of ore milled (000s)	629	163
Minesite cost per tonne (C$) (v)	$93	$93

(i)             Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)          The Company has decided to report total cash costs using the more common industry practice of deferring certain stripping costs that can be attributed to future production.  The methodology is in line with the Gold Institute Production Cost Standard.  The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company’s peers within the mining industry.  The previous period’s total cash costs per ounce have been recalculated on this basis.

(iii)       Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)      This inventory adjustment reflects production costs associated with unsold concentrates.

(v)         Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Note Regarding Certain Measures of Performance

This press release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements of the Company for the period ended December 31, 2010 contained herein.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.

Detailed Mineral Reserve and Resource Data (as at December 31, 2010)

Category and Operation	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (000s oz.)	Tonnes (000s)
Proven Mineral Reserve
Goldex (underground)	1.87					890	14,804
Kittila (open pit)	4.19					53	395
Kittila (underground)	6.00					2	8
Kittila total proven	4.23					55	403
Lapa (underground)	7.24					261	1,122
LaRonde (underground)	2.36	55.17	0.26	2.78	0.32	366	4,838
Meadowbank (open pit)	3.13					85	839
Pinos Altos (open pit)	0.89	13.26				31	1,078
Pinos Altos (underground)	2.52	78.68				144	1,786
Pinos Altos total proven	1.90	54.06				175	2,864
Subtotal Proven Mineral Reserve	2.29					1,832	24,869

Probable Mineral Reserve
Goldex (underground)	1.62					676	12,990
Kittila (open pit)	5.28					281	1,657
Kittila (underground)	4.61					4,544	30,672
Kittila total probable	4.64					4,826	32,329
Lapa (underground)	7.56					416	1,709
LaRonde (underground)	4.63	23.99	0.28	0.90	0.07	4,452	29,892
Meadowbank (open pit)	3.18					3,402	33,259
Meliadine (open pit)	6.91					953	4,287
Meliadine (underground)	9.89					1,647	5,180
Meliadine total probable	8.54					2,600	9,467
Pinos Altos (open pit)	1.98	45.34				1,083	16,987
Pinos Altos (underground)	2.58	79.64				2,013	24,311
Pinos Altos total probable	2.33	65.53				3,096	41,298
Subtotal Probable Mineral Reserve	3.76					19,467	160,944
Total Proven and Probable Mineral Reserves	3.57					21,299	185,813

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Indicated Mineral Resource
Bousquet (underground)	5.63					1,704
Ellison (underground)	5.68					415
Goldex (underground)	1.77					8,273
Kittila (underground)	2.41					15,348
Lapa (underground)	4.10					1,770
LaRonde (underground)	1.89	23.96	0.12	1.36	0.13	6,933
Meadowbank (open pit)	1.40					23,441
Meadowbank (underground)	4.39					2,318
Meadowbank total indicated	1.67					25,759
Meliadine (open pit)	5.25					1,968
Meliadine (underground)	5.20					6,839
Meliadine total indicated	5.21					8,807
Pinos Altos (open pit)	0.88	12.42				15,832
Pinos Altos (underground)	1.25	35.76				9,789
Pinos Altos total indicated	1.02	21.34				25,621
Swanson (open pit)	1.93					504
Total Indicated Resource	2.10					95,135

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet (open pit)	1.87					18,798
Bousquet (underground)	7.45					1,667
Bousquet total inferred	2.32					20,464
Ellison (underground)	5.81					786
Goldex (underground)	1.67					25,813
Kittila (open pit)	3.71					362
Kittila (underground)	2.44					7,958
Kittila total inferred	2.50					8,320
Kuotko, Finland (open pit)	3.24					1,116
Kylmäkangas, Finland (underground)	4.07					1,924
Lapa (underground)	8.27					454
LaRonde (underground)	3.72	12.24	0.27	0.48	0.05	11,526
Meadowbank (open pit)	1.85					9,393
Meadowbank (underground)	5.62					824
Meadowbank total inferred	2.15					10,218
Meliadine (open pit)	4.86					2,388
Meliadine (underground)	7.47					9,446
Meliadine total inferred	6.94					11,834
Pinos Altos (open pit)	0.87	17.34				21,913
Pinos Altos (underground)	2.38	59.24				3,744
Pinos Altos total inferred	1.09	23.46				25,657
Total Inferred Resource	2.59					118,111

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand. Reserves are not a sub-set of resources.  No measured resources were estimated.

Forward-Looking Statements

The information in this news release has been prepared as at April 28, 2011. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, total cash costs per ounce guidance and depreciation guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine horizons, commencement of production estimates, the estimated timing of scoping and other studies evaluating potential projects or expansions, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources and production; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico-Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

Estimates for all properties were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimates reported by the Company on February 16, 2011 were based on three-year average prices for the period ending December 31, 2010 of $1,024 per ounce gold, $16.62 per ounce silver, $0.86 per pound zinc, $2.97 per pound copper, $0.90 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.08, 1.40 and 12.43, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Under National Instrument 43-101, a mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  All reserves disclosed in this press release qualify as mineral reserves under both National Instrument 43-101 and the SEC’s Industry Guide 7.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico- Eagle	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005
Kittila, Kuotko and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Geology	March 4, 2010
Pinos Altos, Chihuahua, Mexico. Swanson, Quebec, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	March 25, 2009
Meadowbank, Nunavut, Canada	Bruno Perron Ing., Meadowbank Superintendent of geology	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	June 8, 2006
Meliadine, Nunavut, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	March 8, 2011

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2010.  Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F and its news releases dated December 15, 2010 and February 16, 2011.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.